Filed by Clear Channel Communications, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company: Clear Channel Communications, Inc.
                                                      Commission File No. 1-9645

     The following communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements include references made in the following press release, such as statements regarding:

    o    future financial and operating results,

    o    the proposed Clear Channel/AMFM merger,

    o    the operation and prospects of the combined Clear Channel/AMFM, and

    o    completion and benefits of pending acquisitions.

     Such statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; failure of the Clear Channel and AMFM stockholders to approve the merger; the risk that the Clear Channel and AMFM businesses will not be integrated successfully; costs related to the merger; risks of new and changing regulation in the U.S. and internationally.

     For a detailed discussion of these and other cautionary statements, please refer to Clear Channel's filings with the Securities and Exchange Commission, especially in the "Item 1. Business - Forward-Looking Statements May Prove Inaccurate" section of Clear Channel's Form 10-K for the fiscal year ended December 31, 1998.



THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY CLEAR CHANNEL ON MARCH 13, 2000.

                 [CLEAR CHANNEL COMMUNICATIONS, INC. LETTERHEAD]

                                                                    NEWS RELEASE

FOR IMMEDIATE RELEASE

                  CLEAR CHANNEL FILES AMFM MERGER DIVESTITURES
                                  WITH THE FCC

     SAN ANTONIO, TEXAS, MARCH 13, 2000... Clear Channel Communications, Inc. (NYSE: CCU) today announced that it has substantially completed the divestitures required in conjunction with the Company's pending merger with AMFM, Inc (NYSE:
AFM). The Company has entered into definitive agreements to divest 110 radio stations in 37 markets. In aggregate, the Company will receive approximately $4.3 billion in gross proceeds from the divestitures, which will include swaps of 19 radio stations in five markets. The net after-tax proceeds to be received from the divestitures will be approximately $3.1 billion in cash proceeds, plus the aforementioned stations. The proposed divestitures are subject to customary regulatory approvals and are contingent upon the closing of the previously announced merger between Clear Channel and AMFM, Inc. The following is a substantially complete list of divestitures.

          BUYER                           MARKET            STATIONS

Barnstable Broadcasting, Inc.           Des Moines, IA    KGGO-FM / KHKI-FM
                                        Greenville, SC    WROQ-FM / WTPT-FM

Blue Chip Broadcasting,    Inc.         Cincinnati, OH    WUBE-AM

Chase Radio Partners                    Baltimore, MD     WPOC-FM
                                        Biloxi, MI        WKNN-FM / WMJY-FM
                                        Reading, PA       WRFY-FM
                                        Riverside, CA     KGGI-FM
                                        San Diego, CA     KSDO-AM
                                        San Francisco, CA KFJO-FM
                                        San Jose, CA      KCNL-FM / KSJO-FM
                                                          KUFX-FM
                                        Waco, TX          KRBQ-FM

Cox Radio, Inc.                         Richmond, VA      WKHK-FM / WKLR-FM
                                                          WMXB-FM / WTVR-AM
                                        Houston, TX       KKBQ-FM / KKTL-FM
                                                          KLDE-FM

Cumulus Media                           Cedar Rapids, IA  KDAT-FM / KHAK-FM
                                                          KRNA-FM
                                        Harrisburg, PA    WNCE-FM / WNNK-FM
                                                          WTCY-AM / WTPA-FM
                                        Melbourne, FL     WHKR-FM
                                        Shreveport, LA    KMJJ-FM / KRMD-AM
                                                          KRMD-FM

El Dorado Communications, Inc.          Houston, TX       KJOJ-AM / KJOJ-FM
                                                          KQUE-AM / KSEV-AM
                                                          KTJM-FM

Entravision Communications              Los Angeles, CA   KACD-FM / KBCD-FM
Corporation

Hispanic Broadcasting                   Austin, TX        KEYI-FM
Corporation                             Denver, CO        KXPK-FM
                                        Phoenix, AZ       KKFR-FM

Infinity Broadcasting                   Cleveland, OH     WDOK-FM / WQAL-FM
                                                          WZJM-FM
                                        Cincinnati, OH    WUBE-FM
                                        Denver, CO        KDJM-FM / KIMN-FM
                                                          KXKL-FM
                                        Greensboro, NC    WMFR-AM / WSJS-AM
                                                          WSML-AM
                                        Orlando, FL       WJHM-FM / WOCL-FM
                                                          WOMX-FM
                                        Phoenix, AZ       KMLE-FM / KOOL-FM
                                                          KZON-FM
                                        San Diego, CA     KPLN-FM / KYXY-FM

Inner City Broadcasting    Corp.        Columbia, SC      WARQ-FM / WMFX-FM
                                                          WOIC-AM / WWDM-FM
                                        Jackson, MS       WJMI-FM / WKXI-AM
                                                          WKXI-FM / WOAD-AM
                                        Pickens, MS       WYJS-FM

Mega Communications                     Daytona Beach, FL WGNE-FM

Nassau Broadcasting Partners            Allentown, PA     WEEX-AM / WODE-FM

Pecan Partners Ltd.                     Austin, TX        KFON-AM

Radio One, Inc.                         Cleveland, OH     WJMO-AM / WZAK-FM
                                        Dallas, TX        KBFB-FM
                                        Greenville, SC    WJMZ-FM
                                        Houston, TX       KBXX-FM / KMJQ-FM
                                        Los Angeles, CA   KKBT-FM
                                        Miami, FL         WVCG-AM
                                        Raleigh, NC       WFXC-FM / WFXK-FM
                                                          WNNL-FM / WQOK-FM

Regent                                  Albany, NY        WABT-FM  / WGNA-AM
                                                          WGNA-FM / WQBK-FM
                                                          WTMM-AM / WQBJ-FM
                                        Grand Rapids, MI  WGRD-FM / WLHT-FM
                                                          WTRV-FM

Rodriguez Communications, Inc.          Denver, CO        KVOD-AM
                                        San Francisco, CA KXJO-FM

Saga Communications, Inc.               Northampton, MA   WHMP-FM / WHMP-AM

Salem Communications                    Cincinnati, OH    WYGY-FM / WBOB-AM
                                        Cleveland, OH     WKNR-AM / WRMR-AM
                                        Dallas, TX        KDGE-FM
                                        Denver, CO        KALC-FM
                                        Orange County, CA KEZY-AM / KXMX-FM


Urban Radio Broadcasting                Pensacola, FL     WMEZ-FM / WXBM-FM



ABOUT CLEAR CHANNEL COMMUNICATIONS

Clear Channel Communications, Inc., is a global leader in the out-of-home advertising industry with radio and television stations and outdoor displays in 36 countries around the world. Including announced transactions, Clear Channel operates 874 radio and 19 television stations in the United States and has equity interests in over 240 radio stations internationally. Clear Channel also operates more than 550,000 outdoor advertising displays, including billboards, street furniture and transit panels across the world. The Company is headquartered in San Antonio, Texas.

For further information contact Terri Hunter, Vice President of Investor Relations or Lanita Edwards at (210) 822-2828 or visit our web-site at www.clearchannel.com.

Certain statements in this release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. SUCH JOINT PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY CLEAR CHANNEL COMMUNICATIONS, INC. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY CLEAR CHANNEL AT THE COMMISSION'S WEB SITE AT www.sec.gov. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM CLEAR CHANNEL BY DIRECTING SUCH REQUEST TO CLEAR CHANNEL COMMUNICATIONS, INC., 200 CONCORD PLAZA, SUITE 600, SAN ANTONIO, TEXAS 78216, ATTN: INVESTOR RELATIONS,
TEL: (210) 822-2828.